

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.

6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-1561



Our Ref.: HASE/JY/HL/03388

15th June, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement:
<u>Disclosure of Financial Assistance to and Guarantees for Affiliated Companies</u>

We enclose for your information a copy of the Company's announcement on 14th June, 2004 in relation to the disclosure required by the Listing Rules, which has been advertised in newspapers on 15th June, 2004.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm


恒
基

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0012)

DISCLOSURE PURSUANT TO RULE 13.16 OF THE LISTING RULES

As at 31st March, 2004, the Group had provided financial assistance and guarantees to the affiliated companies of the Company in aggregate exceeding 8% of the Market Capitalisation and of the Total Assets. Such financial assistance and guarantees are required to be disclosed under rule 13.16 of the Listing Rules.

FINANCIAL ASSISTANCE AND GUARANTEES TO AFFILIATED COMPANIES

Details of the advances made by the Group to, and guarantees given for, affiliated companies of the Company as at 31st March, 2004, which in aggregate exceeded 8% of the Market Capitalisation and of the Total Assets and are required to be disclosed under rule 13.16 of the Listing Rules, are as follows:

	Percentage of equity interest held by		Advances as at 31st March, 2004 *(Notes 1 & 2)*					
Name of Affiliated Companies	The Company	Subsidiaries	Interest bearing (A) *HK$ million*	Non-interest bearing (B) *HK$ million*	Interest rate per annum	Guarantee given (C) *HK$ million*	Guaranteed loan drawn *HK$ million*	Total (A+B+C) *HK$ million*
2OK Company Limited	—	50%	—	189.98	—	—	—	189.98
Anbok Limited	—	25%	—	117.81	—	—	—	117.81
Applegate Company Limited	—	50%	—	2.36	—	—	—	2.36
Beijing Youyi Shopping City Co., Ltd.	—	50%	—	0.57	—	—	—	0.57
Best Homes Limited	40%	—	—	29.25	—	—	—	29.25
Billion Ventures Limited	—	50%	—	146.76	—	—	—	146.76
Booneville Company Limited	50%	—	—	12.00	—	—	—	12.00
Bright Joy Development Limited	—	50%	17.00	—	HK prime rate	—	—	17.00
Central Waterfront Property Investment Holdings Limited	—	50%	—	4,635.92	—	—	—	4,635.92
Cohen Holdings Limited	—	50%	—	92.14	—	—	—	92.14
CWP Limited	—	50%	—	10.51	—	—	—	10.51
Cyberforce Limited	—	50%	—	0.04	—	—	—	0.04
Daily Win Development Limited	—	25%	—	48.46	—	—	—	48.46
E Man-Sanfield JV Construction Company Limited	—	50%	—	7.96	—	—	—	7.96
Everise (H.K.) Limited	—	50%	—	52.06	—	—	—	52.06
Feswin Investment Limited	—	50%	—	74.79	—	—	—	74.79
Fullwise Finance Limited	—	25%	—	64.78	—	—	—	64.78
Happy Profit Investment Limited	—	50%	—	47.99	—	—	—	47.99
Harvest Development Limited	—	50%	—	97.15	—	—	—	97.15
Henderson Eastman Ventures Limited	—	50%	—	5.94	—	—	—	5.94
Henderson Stratech Limited	—	50%	—	0.06	—	—	—	0.06
Heng Tat-Hip Hing (Tung Chung) Joint Venture	—	60%	—	11.82	—	—	—	11.82
Hitide Holdings Limited	—	50%	—	73.98	—	—	—	73.98
HKF Property Investment Limited	—	31.33%	—	26.63	—	—	—	26.63
HRC Limited	—	45%	—	4.00	—	—	—	4.00
Huracan Limited	50%	—	—	46.80	—	—	—	46.80
IFC Development Limited	—	47.5%	—	—	—	2,161.25	2,161.25	2,161.25
Jade Land Resources Limited	—	25%	—	74.77	—	—	—	74.77
Karnold Way Limited	—	24.59%	—	102.42	—	—	—	102.42
Kingston Pacific Investment Limited	—	45%	—	—	—	150.75	72.76	150.75
Lane Success Development Limited	—	50%	—	593.85	—	—	—	593.85
Lee Chau Company Limited	—	40.75%	—	7.19	—	—	—	7.19
Lenfield Limited	—	31.33%	—	151.94	—	—	—	151.94
Lucky Country Development Limited	—	50%	60.00	20.78	5%	—	—	80.78
Lucky Gain Development Limited	50%	—	—	68.20	—	—	—	68.20
Mandy Investment Company Limited	—	50%	—	0.75	—	—	—	0.75
Meng Yin Xin Hua Stone Materials Co., Ltd.	—	50%	—	3.32	—	—	—	3.32
Miramar Hotel and Investment Company, Limited	—	43.69%	—	9.89	—	—	—	9.89
NSW (Holdings) Limited	—	50%	—	23.65	—	—	—	23.65
New Treasure Development Limited	—	25%	—	7.27	—	—	—	7.27
Newfoundworld Finance Limited	—	20%	—	63.32	—	—	—	63.32
Newfoundworld Holdings Limited	—	20%	—	1,105.17	—	—	—	1,105.17
Perfect Luck Enterprises Limited	—	50%	—	4.15	—	—	—	4.15
Perlin Development Limited	—	50%	—	473.69	—	—	—	473.69
Prime Champ Limited	—	50%	—	105.40	—	—	—	105.40
Pure Jade Limited	—	20%	—	50.66	—	—	—	50.66
Quickcentre Properties Limited	—	50%	—	74.11	—	—	—	74.11
Riunite Enterprises Inc.	50%	—	—	10.59	—	—	—	10.59
Royal Peninsula Management Service Company Limited	—	50%	—	1.65	—	—	—	1.65
Shanghai Heng Chang Real Estate Development Co., Ltd.	—	49%	186.17	17.50	*(Note 3)*	—	—	203.67
Shinning Worldwide Limited	—	45%	—	106.25	—	—	—	106.25
Special Concept Development Limited	—	25%	—	93.11	—	—	—	93.11
Star Play Development Limited	—	33.33%	36.87	—	HK prime rate + 2%	—	—	36.87
Starmax Assets Limited	—	36.72%	—	0.09	—	—	—	0.09
Strong Guide Property Limited	—	50%	—	10.90	—	—	—	10.90
Topcycle Construction Company Limited	—	50%	—	0.87	—	—	—	0.87
Topcycle Development Limited	—	50%	—	1,168.80	—	—	—	1,168.80
Triple Wide Company Limited	—	33.33%	—	14.01	—	—	—	14.01
Win Harbour Investment Limited	33.33%	—	—	9.23	—	—	—	9.23
Yieldway International Limited	—	50%	1,570.47	82.73	HIBOR + 0.31%	—	—	1,653.20
Total			1,870.51	10,256.02		2,312.00	2,234.01	14,438.53

Notes:

(1) These advances are unsecured. There were no committed capital injections to the above affiliated companies.

(2) All advances have no fixed term of repayment except those advances made to HKF Property Investment Limited, Lenfield Limited, Lucky Country Development Limited and Miramar Hotel and Investment Company, Limited requiring repayment on demand.

(3) Of the interest-bearing advances, the sum of HK$70.11 million was charged at the interest rate of 9.6% per annum and the remaining HK$116.06 million at US prime rate plus 3% per annum.

(4) The total amount of advances to and guarantees for the affiliated companies of the Company provided by the Group represented approximately 21.17% of the Market Capitalisation and approximately 17.23% of the Total Assets.

(5) The Company will include the information on the above advances to and guarantees given for affiliated companies in subsequent interim and annual reports in accordance with the continuing disclosure requirements under rule 13.22 of the Listing Rules.

(6) Save for the disclosures in this announcement, no other obligations arise under rules 13.13 to 13.19 of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings respectively set opposite them unless the context otherwise requires:

"Company"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Market Capitalisation"	the market capitalisation of the Company as at 31st March, 2004 amounting to HK$68,191.92 million based on the total number of 1,814,580,000 shares of the Company in issue on 31st March, 2004 and the average closing price of HK$37.58 per share for the five business days immediately preceding 31st March, 2004
"Total Assets"	the consolidated total assets of the Group as shown in the Interim Report of the Company for the period ended 31st December, 2003, adjusted for the interim dividend declared on 17th March, 2004

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam